UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of May, 2004

Cameco Corporation

(Commission file No. 1-14228)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Material Change Report

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated May 19, 2004	3 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2004	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

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FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Cameco Corporation (“Cameco”) 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2	Date of Material Change

May 14, 2004.

Item 3	News Release

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack on May 14, 2004.

Item 4	Summary of Material Change

Cameco is proceeding with the transfer of its gold assets held by its subsidiary Cameco Gold Inc. (“Cameco Gold”) to a new Canadian company called Centerra Gold Inc. (“Centerra”), which filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada on May 14, 2004 in connection with an initial public offering and secondary offering of its common shares.

The proposed offering is being conducted in conjunction with the previously announced restructuring of the ownership interests in the Kumtor gold mine located in the Kyrgyz Republic, and the reorganization of Cameco Gold’s other gold assets.

Centerra will be a growth-oriented, Canadian-based gold company focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets.

The details of the offering, including the offering price of Centerra’s shares, are expected to be determined before the end of June 2004. The offering is expected to close in late June or early July of 2004.

Item 5	Full Description of Material Change

Cameco is proceeding with the transfer of its gold assets held by its subsidiary Cameco Gold to a new Canadian company called Centerra, which filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada on May 14, 2004 in connection with an initial public offering and secondary offering of its common shares.

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The proposed offering is being conducted in conjunction with the previously announced restructuring of the ownership interests in the Kumtor gold mine located in the Kyrgyz Republic, and the reorganization of Cameco Gold’s other gold assets. Following the Kumtor restructuring, but prior to the offering and the other transactions referred to below, Cameco Gold will initially hold 67% of Centerra, and Kyrgyzaltyn JSC (“Kyrgyzaltyn”), a private company wholly-owned by the government of the Kyrgyz Republic, will initially hold 33% of Centerra.

Centerra will be a growth-oriented, Canadian-based gold company focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets.

In connection with the Kumtor restructuring, International Finance Corporation (“IFC”) and the European Bank for Reconstruction and Development (“EBRD”) have agreed to exchange debt they hold in a subsidiary of Centerra for a combination of 5.1% of the total outstanding common shares of Centerra prior to the offering and the transaction referred to below, and cash.

Also, concurrently with the offering, Centerra will make an offer to acquire the minority interest in its Boroo mine and other exploration properties in Mongolia, in exchange for Centerra common shares. If the offer is accepted by all of the minority shareholders, they will hold approximately 8% of the total outstanding common shares of Centerra prior to the offering. Centerra has an agreement with Central Asia Gold Limited (“CGX”) which holds approximately three quarters of this minority interest. Under the terms of that agreement, CGX has agreed to accept Centerra’s offer subject to obtaining approval by its shareholders.

The initial public offering is expected to consist of an offering by Centerra of its common shares from treasury together with a secondary offering of Centerra common shares by Kyrgyzaltyn.

Cameco Gold expects to hold more than 50% of Centerra’s shares following the offering. However, Cameco has not established any long-term minimum holding of common shares with respect to this investment.

The details of the offering, including the offering price of Centerra’s shares, are expected to be determined before the end of June 2004. The offering is expected to close in late June or early July of 2004.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

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Item 8	Executive Officer

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary Cameco Corporation (306) 956-6303

The foregoing accurately discloses the material change referred to herein.

Item 9	Date of Report

May 19, 2004.

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